Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                             New York, NY 10019-6064

Writer's Direct Dial Number
(212) 373-3309

Writer's Direct Fax Number
(212) 492-0309

Writer's E-mail Address
RRusso@paulweiss.com


                                                   November 22, 2005


VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION
Station Place
100 F Street, N.E.
Washington, D.C. 20549
ATTENTION:   HANNA T. TESHOME
             SARA W. DUNTON

                  Re:      Triarc Companies, Inc. Amendment No. 1
                           Registration Statement on Form S-3
                           Filed August 24, 2005
                           File No. 333-127818

Ladies and Gentlemen:

         On behalf of Triarc Companies, Inc. a Delaware corporation (the "COMPANY"), we submit in electronic form the accompanying Amendment No. 1 to the Registration Statement on Form S-3 ("AMENDMENT NO. 1") of the Company, together with Exhibits, marked to indicate changes from the Registration Statement on Form S-3 (the "REGISTRATION STATEMENT"), as originally filed with the Securities and Exchange Commission (the "COMMISSION") on August 24, 2005.

         Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the "STAFF") in a letter from Sara W. Dunton, dated September 23, 2005 (the "COMMENT LETTER") and additional comments delivered orally by Michael Fay. The discussion below is presented in the order of the numbered

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Securities and Exchange Commission                                             2


comments in the Comment Letter. Certain capitalized terms set forth in this letter and not otherwise defined herein are used as defined in the Registration Statement (including the documents incorporated by reference therein). All dollar amounts referred to herein are in thousands.

         The Company's responses to the Staff's comments are as follows:

TRIARC COMPANIES, INC., PAGE 4

1. Please include a chart of your organization in the registration statement to make your discussion easier to follow. Also, clarify for us whether you still own a 25% interest in Jurlique International and reflect that in the chart as appropriate.

         RESPONSE TO COMMENT NO. 1

         In response to the Staff's comment, the Company has included a summary organizational chart and disclosed its current equity interest in Jurlique International Pty Ltd. See page 4 of the revised prospectus.

2. Please more clearly distinguish between the role of RTM as the owner and operator of 1,000 Arby's restaurants, and the Arby's restaurant system, which currently has 3,500 restaurants, and is not owned by the Triarc holding company.

         RESPONSE TO COMMENT NO. 2

         In response to the Staff's comment, the Company has clarified its disclosure regarding the Arby's restaurants that it owns and operates and those that it franchises. See pages 4 and 5 of the revised prospectus.

3. Briefly state your net income (loss) for the most recent interim period.

         RESPONSE TO COMMENT NO. 3

         In response to the Staff's comment, the Company has added the requested disclosure. See page 4 of the revised prospectus.

4. Briefly state the percentage of your income attributable to each of your business segments.

         RESPONSE TO COMMENT NO. 4

         In response to the Staff's comment, the Company has disclosed the percentage of operating profits (the measure of segment profitability selected by the Company for purposes of its segment disclosure) attributable to its two business segments, based on the Company's segment reporting for the most recent interim period. See page 4 of the revised prospectus.

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Securities and Exchange Commission                                             3


5. Please confirm for us that neither you nor any of your subsidiaries invests more than 40% of its assets in investment securities or otherwise please tell us the exclusion from the Investment Company rule you rely upon.

         RESPONSE TO COMMENT NO. 5

         In response to the Staff's comment, the Company confirms that neither it nor any of its subsidiaries, other than those indicated below, invest more than 40% of their assets in investment securities. The Company's subsidiaries who do invest more than 40% of their assets in investment securities are: TCMG, LLC; Jurl Holdings, LLC; Madison West Associates Corp.; 280 BT Holdings LLC; Deerfield Opportunities Fund, LLC; and DM Fund, LLC. For each of these subsidiaries, the Company relies on the exclusion from the definition of an investment company set forth in Section 3(c)(1) of the Investment Company Act.

THE RTM ACQUISITION, PAGE 4

6. Please revise this section to present a clearer picture of the holding company before and after the acquisition, and of the consideration paid for RTM. Currently the disclosure here is difficult to follow.

         RESPONSE TO COMMENT NO. 6

         In response to the Staff's comment, the Company has revised its disclosure regarding the RTM acquisition. See page 5 of the revised prospectus.

7. We note your use of the defined term "Other Entities" in the second paragraph; however, the description of them is unclear, both here and where you use the term on page 5. Please revise to clarify.

         RESPONSE TO COMMENT NO. 7

         In response to the Staff's comment, the Company has revised its disclosure. See pages 5 and 6 of the revised prospectus.

8. Please state in the last paragraph whether or not the various employment agreements will be affected by the potential corporate restructuring, and briefly how the agreements will be affected.

         RESPONSE TO COMMENT NO. 8

         In response to the Staff's comment, the Company has added a statement that it does not expect any of the employment agreements to be affected by the potential corporate restructuring. See page 6 of the revised prospectus.

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Securities and Exchange Commission                                             4


POTENTIAL CORPORATE RESTRUCTURINGS, PAGE 5

9. Please confirm that you will follow the guidance set forth in Staff Legal Bulletin No. 4, regarding the Division's views on spin-off transactions, as applicable, if you undergo a corporate restructuring through the spin-off of Deerfield & Company.

         RESPONSE TO COMMENT NO. 9

         In response to the Staff's comment, the Company confirms that it will follow the guidance set forth in Staff Legal Bulletin No. 4 if it undergoes a corporate restructuring through the spin-off of Deerfield & Company LLC.

10. It is unclear how the creation of equity investment funds by your senior officers would impact Triarc and its shareholders. Please clarify your reference to "a portion of the economics" in the last sentence on page 5. In addition, please revise your disclosure to provide a brief explanation of the equity funds including the funds' possible relationship with the spun-off companies and clarify.

         RESPONSE TO COMMENT NO. 10

         In response to the Staff's comment and in light of the recent creation of equity investment funds, the Company has revised its disclosure. See pages 6 and 7 of the revised prospectus.

RISK FACTORS, PAGE 6

11. Please delete the second and third sentences in the introductory paragraph as they are inappropriate. All material risks should be described. If risks are not deemed material, please do not reference them.

         RESPONSE TO COMMENT NO. 11

         In response to the Staff's comment, the Company has deleted the sentences as requested. See page 7 of the revised prospectus.

WE HAVE BROAD DISCRETION IN THE USE OF OUR SIGNIFICANT CASH, PAGE 7

12. Revise this risk factor and the sub-caption to describe in greater detail the risk discussed; for example, what is the impact of your having broad discretion in the use of your significant cash.

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Securities and Exchange Commission                                             5


         RESPONSE TO COMMENT NO. 12

         In response to the Staff's comment, the Company has revised this risk factor to disclose the impact of having broad discretion in the use of its significant cash. See page 8 of the revised prospectus.

ARBY'S IS SIGNIFICANTLY DEPENDENT ON NEW RESTAURANT OPENINGS, PAGE 9

13. Of the 432 restaurants that signed commitments to open, it appears that 171 commitments represent company owned restaurants. Please revise to clearly distinguish between the commitments from the franchisees, and commitments from the company.

         RESPONSE TO COMMENT NO. 13

         In response to the Staff's comment, the Company has clarified its disclosure to include only the number of commitments by its current franchisees. See page 10 of the revised prospectus.

SELLING STOCKHOLDERS, PAGE 23

14. Revise the first sentence to state that the stock is being registered for "sale" by the selling stockholders, not resale or a re-offer. Revise accordingly throughout, such as in the RTM Acquisition section on page 4.

         RESPONSE TO COMMENT NO. 14

         In response to the Staff's comment, the Company has revised its disclosure throughout the prospectus as requested.

15. Despite your reference to the "RTM Acquisition" section for a description of certain relationships with the selling stockholders, please provide a brief description here as to how the selling shareholders received their shares.

         RESPONSE TO COMMENT NO. 15

         In response to the Staff's comment, the Company has provided a brief description as requested. See page 25 of the revised prospectus.


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Securities and Exchange Commission                                             6


FORM 10-K FOR YEAR ENDED JANUARY 2, 2005

ITEM 1. BUSINESS, PAGE 2

PROVISIONS AND SUPPLIES, PAGE 7

16. To the extent any supplier is your source for 10% or more of any product or component or to the extent you are materially dependent on any supplier, disclose the name of that supplier and the percentage of products they supply to you. Please revise your disclosure in future filings accordingly.

         RESPONSE TO COMMENT NO. 16

         In response to the Staff's comment, the Company advises that, although there are suppliers which are the Company's sources for 10% or more of some of its core products, including roast beef, fries, buns, cheese and chicken tenders, these existing suppliers may be replaced by other suppliers if there is a disruption in their facilities or there are bankruptcy events affecting these existing suppliers. Therefore, the Company believes that it is not materially dependent on any supplier for any of its core products and that it is not necessary to disclose the identity of these existing suppliers. In addition, the Company notes that Item 101 of Regulation S-K requires the disclosure of 10% customers but does not call for disclosure of suppliers based on a similar threshold.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 30

RESULTS OF OPERATION, PAGE 32

17. To the extent practicable, when changes in a line item are attributable to more than one cause, please quantify each. Refer to Instruction 4 to
         Item 303(a) of Regulation S-K.

         RESPONSE TO COMMENT NO. 17

         In response to the Staff's comment, the Company advises that it believes it has generally quantified all material components of the changes from year to year in each line item in the discussion of Results of Operations in the Company's Form 10-K for the fiscal year ended January 2, 2005 where the Company had the ability to do so in accordance with Instruction 4 to Item 303 (a) of Regulation S-K. The only portions of the discussion where the Company believes it did not provide such quantification was with respect to (1) changes in same-store sales included in the discussion of Net Sales, (2) changes in gross margin included in the discussion of Cost of Sales, Excluding Depreciation and Amortization, and (3) certain future expectations. In all such cases, the Company was unable to quantify the components of the changes. The Company will continue to quantify the material

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Securities and Exchange Commission                                             7


         components of the changes in each line item where it has the ability to do so in its future filings with the Commission.

NOTE 14: INCOME TAXES, PAGE 100

18. Please explain to us why you have yet to realize taxable amounts for the deferred income tax liability that was recorded in 1996 in connection with the gain on sale of the propane business. In addition, tell us when you will realize the taxable amounts.

         RESPONSE TO COMMENT NO. 18

         In response to the Staff's comment, the Company advises that it deferred the recognition of income associated with the disposition of its Propane business in 1996 because it retains a limited partnership interest in the partnership that operates the business and continues to guarantee certain debt obligations of this partnership (see Form 10-K Year Ended January 2, 2005 - Footnote (23) Guarantees - Paragraph 1 - Page 114). The sale or disposition of the partnership interest will trigger the recognition of this deferred income for both federal and state tax purposes and consequently the payment of the deferred tax liability. Although the Company has no current intention to divest its interest in the Propane partnership, certain economic factors or tax planning opportunities may develop in the future thereby causing the Company to consider the divestiture of this interest.

19. Please explain to us and in future filings your accounting policy for recording income tax reserves. As part of your response, clearly explain to us how you established that your accounting meets the criteria in paragraph 8 of SFAS 5. In addition, provide a rollforward of your reserve for each period presented.

         RESPONSE TO COMMENT NO. 19

         In response to the Staff's comment, the Company advises that it records provisions for income tax contingencies when both (a) the Company believes it is probable that a deduction claimed for income taxes will not be allowed upon any audit by the Internal Revenue Service and (b) the tax effect thereof can be reasonably estimated. As such, the Company believes this policy meets the criteria of paragraph 8 of SFAS 5 for recording provisions for income tax contingencies since, in accordance therewith, a loss contingency should be accrued if both (a) it is probable a liability has been incurred at the date of the financial statements and (b) the amount of loss can be reasonably estimated.

         The Company will evaluate the necessity of disclosure of an accounting policy for the provision for income tax contingencies in future financial statement filings prior to filing the Company's Form 10-K for fiscal 2005. When there is a

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Securities and Exchange Commission                                             8


         material gain or loss contingency, the Company refers to SFAS 5 and discloses the basis for recording the contingency in accordance therewith. However, the Company's reserves for income tax contingencies related to continuing operations as of January 2, 2005 are only approximately $7,848, an immaterial amount compared with total liabilities of $763,834 as of January 2, 2005.

         Further, the Company accounts for all its gain or loss contingencies, and not just income tax contingencies, under SFAS 5 to the extent they are not specifically excluded from the scope of SFAS 5. As such, disclosing the policy for only income tax contingencies may lead a reader to erroneously conclude that the basis for accounting for other non-tax contingencies is different.

         A roll-forward of the Company's reserves for income tax contingencies related to continuing operations for each of the three fiscal years in the period ended January 2, 2005 is as follows:

                                                 2004         2003         2002
                                                 ----         ----         ----

         Beginning balance.................     $22,567     $22,567      $22,567

         Utilized..........................        (127)          -            -

         Reserve reduction.................     (14,592)          -            -
                                            -----------    --------    ---------

         Ending Balance....................   $   7,848     $22,567      $22,567
                                            ===========    ========    =========


20. Provide us an analysis of your income tax reserve as of January 2, 2005, and for each of the four preceding year-ends. For each year, describe each issue for which a reserve was recorded and explain to us why it appropriate to record the reserve but not pay the amount, tell us the amount of the reserve that was recorded, the date the reserve was recorded, and the year to which the reserve relates.

         RESPONSE TO COMMENT NO. 20

         In response to the Staff's comment, the Company notes that the schedule above provides an analysis of the balances in the Company's income tax reserves as of January 2, 2005 and the two preceding year-ends. Based on its periodic reviews, the Company has determined that its tax reserves for continuing operations for the periods presented and for 2001 and 2000 were adequate and did not need to be adjusted during this period. Therefore in the other periods requested the Company did not record any additional tax reserves.

         During 2004, the Company determined that a portion of its tax reserves were no longer required based on the resolution of IRS and state income tax examinations which finally determined the tax liabilities for prior taxable years. The 2004

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Securities and Exchange Commission                                             9

         income statement impact of the reduction in the reserves as well as the justification for the decrease was disclosed in the Company's Form 10-K for the Fiscal Year-Ended January 2, 2005 - Footnote (14) - Paragraph 4 - Page 102. The Company's policy with respect to the establishment of Tax Contingency Reserves is in accordance with the criteria set forth in paragraph 8 of SFAS 5 and was discussed in the response to comment 19.

         Based on the immateriality of the Company's tax reserves, the Company does not believe any additional analysis is warranted.

FORM 8-K/A: JULY 25, 2005

FINANCIAL STATEMENTS OF RTM RESTAURANT GROUP

21. Please explain to us how RTM accounts for each aspect of the RTM Operating Partner Plan and the District Partner Plan, and explain to us the basis for their accounting. Since the investment will be returned in full when the partners cease their employment and since it does not convey actual title or rights of ownership to any of the assets, it appears that the investment should be treated as a liability and all amounts paid to the partners, other than the return of the initial investment, should be recorded as compensation.

         RESPONSE TO COMMENT NO. 21

         In response to the Staff's comment, the Company advises that the RTM Operating Partner Plan rewards general managers who meet certain qualifications with the opportunity to participate as if they were owners by sharing in the profits of a single restaurant. The District Partner Plan is a similar arrangement for area supervisors, allowing them to participate as if they were an owner in the profits of multiple restaurants. In each case, the Company does not convey actual title or rights of ownership to any of the assets to the Operating Partner ("OP") or District Partner ("DP"). Upon entry into the plan, the OP or DP is required to make a cash deposit with the Company which is payable quarterly over a term not to exceed 5 years. Entry into the plan entitles them to receive quarterly bonuses tied to profitability of the store or area. These bonuses are generally in excess of those that would be received by a general manager or area supervisor that was not in one of these plans. As deposits are received, they are recorded as a liability which is included in Accounts Payable. If the OP or DP leaves the program, the deposit would be returned and the liability reduced accordingly. All other payments to the OP's and DP's are recorded as compensation expense in the periods earned.

22. Explain to us how you accounted for the partner arrangements in connection with the purchase price allocation.

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Securities and Exchange Commission                                            10


         RESPONSE TO COMMENT NO. 22

         In response to the Staff's comment, the Company advises that in recording the purchase price allocation related to the RTM Transaction, all liabilities previously recorded by RTM for deposits received under the OP and DP plans, were recorded at the estimated present value of the liabilities.

23. Please also tell us whether Triarc has any similar compensation plans and explain to us how you account for the plans.

         RESPONSE TO COMMENT NO. 23

         In response to the Staff's comment, the Company advises that it has just implemented two equity arrangements with employees with respect to the Company's interest in Deerfield & Company LLC and Jurlique International Pty Ltd. Participants make a capital contribution for which they receive an equity interest (the "Equity Interest"). During the quarter ended January 1, 2006, the Company will record the estimated fair value of the Equity Interest as of the date of grant, in accordance with an independent appraisal, as unearned compensation reported as a component of "Stockholder's equity" with an equal offsetting increase in "Additional paid-in-capital" on the balance sheet. The estimated fair value will be amortized ratably as compensation expense over the three-year vesting period. The Company also maintains incentive compensation plans which are based on earnings. The expense for such plans is accrued as compensation expense in the periods the compensation is earned.

COMBINED STATEMENTS OF NET CAPITAL DEFICIENCY, PAGE 10

COMBINED STATEMENTS OF CASH FLOWS, PAGE 11

24. Please describe for us in detail the dividend, distribution, and repurchase transactions reflected in the financial statements and explain to us the basis for your accounting.

         RESPONSE TO COMMENT NO. 24

         In response to the Staff's comment, the Company advises that there are several dividend, distribution and repurchase transactions included in the Combined Statements of Net Capital Deficiency. For each year presented, the Dividends and distributions are distributions to the RTM Management Company, L.L.C. ("RTMMC") members. These distributions are treated as a reduction in the Members' Interest at RTMMC which is included in the Retained Earnings of the combined financial statements of RTM. The repurchases of common stock represent purchases of stock from employees who were departing the company and purchases from significant shareholders. They are recorded in Treasury Stock at the repurchase price. The repurchase in 2004 included $15,785 of stock of one

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Securities and Exchange Commission                                            11

         employee who was leaving RTMMC. In addition, in 2004 RTMMC and RTM Acquisition Company L.L.C. ("RTMAC") repurchased the member's interest of this same individual. Because there are no shares of stock, and accordingly no treasury stock, of RTMMC and RTMAC, the repurchase of the member's interest was recorded as a reduction of Members' Interest which is included in Retained Earnings of RTM.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25. Please explain to us how the terms of the redeemable common stock, as discussed in Note 11, were impacted by the business combination.

         RESPONSE TO COMMENT NO. 25

         Each share of common stock of RTM Restaurant Group, Inc. (other than shares held by its largest shareholder) was subject to the terms of a corresponding stock repurchase agreement which (i) provided for both the mandatory and optional redemption of the subject shares upon the occurrence of specified events and (ii) set forth various restrictions on the transfer of the subject shares. In connection with the RTM acquisition, RTM Restaurant Group became a subsidiary of the Company pursuant to a series of mergers, and the Company acquired all of the shares as a result of those mergers. In addition, all of the stock repurchase agreements terminated in accordance with their terms when RTM Restaurant Group became a subsidiary of a public company, namely the Company.

ADDITIONAL COMMENTS (PROVIDED ORALLY BY MICHAEL FAY).

26.      Please explain the basis for the "settlement loss" referred to in Note
         (e) of the notes to the unaudited pro forma condensed consolidated balance sheet.

         RESPONSE TO COMMENT NO. 26

         In response to the Staff's comment, the Company advises that it will be required to recognize a settlement loss from unfavorable franchise rights as a result of the RTM acquisition in the fiscal quarter ended October 2, 2005. This loss relates to franchise agreements between the Company and RTM that provided for royalties at rates lower than the current standard 4%. In accordance with paragraph 3 of EITF
         04-1, the acquisition and settlement of the unfavorable franchise rights acquired in the RTM acquisition must be accounted for as a separate element. In accordance with paragraph 5 of EITF 04-1, a settlement loss must be recognized if the contract, in the Company's circumstances the franchise agreement, giving rise to the reacquired right, in the Company's circumstances the future royalties, includes terms that are unfavorable when compared to pricing for current market transactions for the same or similar items. The amount of the settlement loss
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Securities and Exchange Commission                                            12


         represents the estimated amount of royalties by which the royalty rate is unfavorable over the remaining life of the franchise agreements.

27. Please explain what is included in the adjustment to "Asset management contracts and other intangible assets" in Note (h) of the notes to the unaudited pro forma condensed consolidated balance sheet.

         RESPONSE TO COMMENT NO. 27

         In response to the Staff's comment, the Company advises that the adjustments to "Asset management contracts and other intangible assets" consist entirely of the Company's preliminary estimates of favorable leases and franchise agreements, as disclosed in the explanation of the adjustments, and as such, relate to the "other intangible assets" of the identified line item. Favorable leases represent the discounted amount by which current market rents for similar properties exceed the lease rents over the life of the lease for operating leases. The reacquired rights under franchise agreements required to be recorded in accordance with paragraph 6 of EITF 04-1 represent the $25,000 market price per restaurant charged by Arby's for a new franchise agreement that would not be required by a new buyer of RTM. The "Asset management contracts" portion of the line item relates to the Company's asset management business acquired on July 22, 2004.

                                      * * *

         If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 373-3309 or my colleague Gary Li at
(212) 373-3245.

                                                     Very truly yours,

                                                     /s/ Raphael M. Russo


cc:   Brian L. Schorr
      Triarc Companies, Inc.

      Paul D. Ginsberg
      Paul, Weiss, Rifkind, Wharton & Garrison LLP

      Gary Li
      Paul, Weiss, Rifkind, Wharton & Garrison LLP